Exhibit 99.1

Tanzanian Gold Announces Registered Direct Placement of Common Shares in the amount of $1,111,500

FOR IMMEDIATE RELEASE June 26, 2019

TORONTO, June 26, 2019 (GLOBENEWSWIRE) -- Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce the entering into subscription agreements for the sale of 1,916,379 common shares at US$0.58 per share raising $1,111,500 in the aggregate with certain investors. The company has continued to raise funds as needed to expand our gold deep drilling program now in phase II and the Ultra Deep drilling in Phase III.

As Mr. James E. Sinclair, Executive Chairman (TRX) has previously commented, “ The systematic drilling we are doing below the pit bottom has, to date, yielded exceptionally robust results " noted Mr. Sinclair " We will be using these results to help us formulate a Phase III program that will, in part, be directed at testing what we are calling the Ultra-Deep." Mr. Sinclair went on to state that " We will also soon be doing a sophisticated program of down - the - hole geophysics to expand our Resource Geological model and better identify drill targets for Phase III.

See news release June 6, 2019 - https://www.tangoldcorp.com/latest-news/tanzanian-gold-announces-further-results/

The proceeds from the sale of common shares will be used in furtherance of the Company’s Three-Phase Drill Program at the Buckreef Project previously announced.

The common shares are being offered pursuant to an effective shelf registration statement on Form F-3, which was previously filed with the Securities and Exchange Commission and declared effective on September 5, 2018. The sale of the common shares is expected to close on or around July 1, 2019, subject to the satisfaction of customary closing conditions, including acceptance of the listing of the common shares by the NYSE American and the Toronto Stock Exchange.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward- looking statements and forward-looking information can be identified using words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, ,occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Positive Feasibility Study on Buckreef, the timing and the results of the proposed drilling program.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Form 20-F Annual Report dated November 29, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward- looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.